EXHIBIT 12.2
BLOCK FINANCIAL CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	10/31/07	2007	2006	2005	2004	2003
Pretax income (loss) before change in accounting principle	$(6,245)	$272,175	$175,087	$64,901	$(24,675)	$(64,752)

FIXED CHARGES:
Interest expense	26,906	63,039	76,504	79,662	43,744	59,065
Interest paid on deposits	28,039	27,475	—	—	—	—
Interest portion of net rent expense (a)	2,603	6,502	6,757	5,426	3,283	2,257

Total fixed charges	57,548	97,016	83,261	85,088	47,027	61,322

Earnings before income taxes and fixed charges	$51,303	$369,191	$258,348	$149,989	$22,352	$(3,430)

Ratio of earnings to fixed charges:
Including interest paid on deposits (a)	—	3.8	3.1	1.8	—	—
Excluding interest paid on deposits (b)	1.7	5.3	3.1	1.8	—	—

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense, interest paid on deposits, and the estimated interest portion of rents.

(a)	Fixed charges exceeded earnings by approximately $6.2 million for the six months ended October 31, 2007, approximately $24.7 million for the year ended April 30, 2004, and approximately $64.8 million for the year ended April 30, 2003.
(b)	Fixed charges exceeded earnings by approximately $24.7 million for the year ended April 30, 2004, and approximately $64.8 million for the year ended April 30, 2003.